UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2012

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signature	3

Sterlite Industries (India) Limited

Other Events

Sterlite Industries (India) Limited, hereby informs that the 37th Annual General Meeting of the Company has been re-scheduled to Saturday, July 14, 2012 for determining the shareholders who will be entitled for payment of final dividend of Re.1/- per share (ie 100%) when approved by the shareholders at the said meeting.

Please note that as informed earlier, the Register of Members and Share Transfer Books of the Company will remain the same ie closed from Wednesday, June 27, 2012 to Saturday, June 30, 2012 .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2012

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name: Din Dayal Jalan
Title: Chief Financial Officer

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